15025553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 09 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Equity Management Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9730 E Watson Rd Suite 104
(No. and Street)

Saint Louis (City) MO (State) 63126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Denando (314) 482-4680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies and Associates
(Name – *if individual, state last, first, middle name*)

9730 E Watson Rd. Suite 100 (Address) Saint Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Denando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Equity Management Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John D Denando
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE EQUITY MANAGEMENT, INC.

FINANCIAL STATEMENTS

December 31, 2014

Brian G. Toennies & Assoc.

PINNACLE EQUITY MANAGEMENT, INC.

FINANCIAL STATEMENTS

December 31, 2014

CONTENTS

****

****

*****

***

*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Pinnacle Equity Management, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of Pinnacle Equity Management, Inc. (a Missouri C-corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Pinnacle Equity Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital, Reconciliation of the Audited Computation of Net Capital and Unaudited Focus Report, and Reconciliation of Schedule of Assessment and Payments to the Securities Investor Protection Corporation has been subjected to audit procedures performed in conjunction with the audit of Pinnacle Equity Management, Inc.'s financial statements. The supplemental information is the responsibility of Pinnacle Equity Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brian G. Toennies + Associates

Brian G. Toennies & Associates P. C.
February 23, 2015

PINNACLE EQUITY MANAGEMENT, INC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	$35,596
Commissions Receivable	1,393
Securities - Available for Sale	7,826
Total Current Assets	44,815
PROPERTY AND EQUIPMENTS:	
Equipment	29,989
Less: Accumulated Amortization	(29,706)
Net Property Plant and Equipment	283
OTHER ASSETS:	
Computer Software Costs	8,042
Less: Accumulated Amortization	(8,042)
Cash Surrender Value of Insurance	0
Total Other Assets	0
TOTAL ASSETS	$45,098

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable	$0
Payroll Taxes Payable	336
Total Current Liabilities	336
DEFERRED INCOME TAXES	0
Total Liabilities	336
STOCKHOLDER'S EQUITY:	
Capital Stock:	
Authorized: 30,000 Shares, Par Value $1 Per Share	
Issued and Outstanding: 5000 Shares	5,000
Retained Earnings	22,980
Accumulated Other Comprehensive Income (Loss)	16,782
Total Stockholder's Equity	44,762
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$45,098

PINNACLE EQUITY MANAGEMENT, INC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2014

REVENUE:	
Commission and Fee Income	$109,061
OPERATING EXPENSES:	
Accounting and Legal Fees	4,750
Advertising Expense	500
Broker Sales Commissions	
Business Meetings	1,401
Charitable Contributions	200
Computer Supplies and Expense	580
Dues and Membership	55
Insurance - Officer Life	100
Legal & Professional Expense	460
License and Registrations	450
Medical Expenses	43,400
Miscellaneous Expenses	232
Office Rent	2,400
Office Supplies	2,833
Payroll Taxes	3,408
Taxes - Personal Property	15
Professional Dues and Literature	539
Quote/ Clearing Costs	59
Registration & Regulatory Service Fees	4,585
Salaries and Wages	41,000
Solicitors Expenses	19,639
Telephone	3,488
Travel and Entertainment	45
Total Operating Expenses	130,139
INCOME (LOSS) FROM OPERATIONS	(21,078)
OTHER REVENUE (EXPENSE):	
Miscellaneous Income/(Expense)	(38)
Interest Income	31
	(7)
NET INCOME (LOSS) BEFORE INCOME TAXES	(21,085)
Provision for Income (Taxes) Benefit - Current	0
Provision for Income (Taxes) Benefit - Deferred	0
NET INCOME (LOSS)	(21,085)
OTHER COMPREHENSIVE INCOME:	
Realized Gain (Loss) on Security	0
Unrealized Gain (Loss) on Security	(2,664)
	(2,664)
COMPREHENSIVE INCOME (LOSS)	($23,749)

See Independent Auditors' Report, Accompanying Notes, and Supplementary Information

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE, BEGINNING OF YEAR	$5,000	$44,065	$19,446	$68,511
Comprehensive Income:				
Net Income (Loss)		(21,085)		(21,085)
Unrealized Gain (Loss) on Securities			(2,664)	(2,664)
RETAINED EARNINGS, END OF YEAR	$5,000	$22,980	$16,782	$44,762

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	($21,085)
Adjustments to reconcile net income (loss)	
to net cash from operations:	
Depreciation and Amortization	0
Deferred Income Tax	0
(Increase) Decrease in Commissions Receivable	22,373
(Increase) Decrease in Securities-Available for Sale	2,858
Increase (Decrease) in Accounts Payable	(5,800)
Increase (Decrease) in Other Current Liabilities	(6,600)
Increase (Decrease) in Reserve for Unrealized Gain/Loss	(2,664)
Net Cash Provided By (Used In) Operations	(10,918)
NET CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	0
Net Cash Provided By (Used In) Investing Activities	0
NET CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Stockholders	0
Net Cash Provided By (Used In) Financing Activities	0
NET INCREASE (DECREASE) IN CASH	(10,918)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	46,514
CASH AND CASH EQUIVALENTS AT END OF YEAR	$35,596
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid for Interest	$0
Cash Paid for Taxes	$0

PINNACLE EQUITY MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pinnacle Equity Management, Inc. is a Missouri Corporation. The Company registered with the Securities and Exchange Commission in 2002 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership in July 2002. The Company operates its business as both a broker/dealer of securities, registered investment advisor and agent for insurance policies.

Accounting Method

Accounting Method-The Company's books are maintained on the accrual basis of accounting for financial statement reporting. As such revenue is recorded when earned and expenses are recorded as incurred.

Adoption of SFAS No. 130

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are

Office Equipment 5-7 years	5-7 Years
Software 3 years	3 Years

Depreciation and amortization expense was $0 for the year ended December 31, 2014.

Commissions Receivable

Commissions receivable represent investment fees due for the quarter ended December 31, 2014 and commissions due on investments made during the year. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession of control requirement under Rule 15c3-3.

NOTE 3-MINUMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2014. At December 31, 2014, the Company's net capital as defined by SEC Rule 15c3-1 was $38,085 in excess of minimum net capital required.

NOTE 4-SECURITIES

The Company invests in corporate stocks. At December 31, 2014 these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2014 these securities had a fair value of $7,826 a cost of $10,000 and an unrealized loss of $2,173.

NOTE 5-PENSION AND PROFIT SHARING PLAN

The Company has a defined contribution pension plan for active employees. The Company contributes 10 percent of eligible participants' total compensation. There were no contributions charged to expense for the year ended December 31, 2014.

The Company also has in effect a profit sharing plan covering all active employees. Contributions to the plan are discretionary and are determined by the Company's management. There were no contributions charged to expense for the year ended December 31, 2014.

To be eligible under both plans an employee must have attained age 21 and completed two years of service.

NOTE 6-INCOME TAXES

Pinnacle Equity Management, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2013, 2012, and 2011 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE 7-RELATED PARTY TRANSACTIONS

Pinnacle Equity Management, Inc. is owned by John Denando and Raymond Berger. Each owns fifty percent of the Company. For 2014 John Denando was paid a salary of $21,000 and Raymond Berger was paid a salary of $20,000.

NOTE 8-SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 23, 2015, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

PINNACLE EQUITY MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
December 31, 2014

		2014
Total Ownership Equity from Statement of Financial Condition		$44,762
DEDUCTIONS:		
Total Non-Allowable Assets:		
Fixed Assets	283	
Commissions Receivable > 30 Days	1,393	1,676
Net Capital Before Haircuts on Securities Positions		43,086
HAIRCUTS ON SECURITIES:		
Trading and Investment Securities	0	
Money Market - 2%	0	0
NET CAPITAL		43,086
Less: Required Minimum Capital		(5,000)
NET CAPITAL EXCESS (SHORTAGE)		$38,086

PINNACLE EQUITY MANAGEMENT, INC
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE UNAUDITED FOCUS REPORT
December 31, 2014

	2014
Total Ownership Equity from Statement of Financial Condition-Unaudited	$44,762
Adjustments: Increase (Decrease) Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	44,762
Total Non-Allowable Assets-Audited	1,676
Net Capital Before Haircuts on Securities Positions	43,086
Haircuts on Securities:	
Trading and Investment Securities	0
Money Market - 2%	0
Net Capital	$43,086

REPORT OF MATERIAL INADEQUACIES:
No material inadequacies were found nor were any reportable differences found in the reconciliation of the net capital per the audited financial statement, and the unaudited FOCUS report.

PINNACLE EQUITY MANAGEMENT, INC.
SCHEDULE II
EXEMPTION PROVISION UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Pinnacle Equity Management, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Pinnacle Equity Management, Inc. states the following:

Pinnacle Equity Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1).

Pinnacle Equity Management, Inc. has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Pinnacle Equity Management Inc.

We have reviewed management's statements, included in the accompanying Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Pinnacle Equity Management Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pinnacle Equity Management Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(1) (the "exemption provisions") and (2) Pinnacle Equity Management Inc. stated that Pinnacle Equity Management Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Pinnacle Equity Management Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pinnacle Equity Management Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies - Associates

Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
February 23, 2015

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 25, 2015

Board of Directors
Pinnacle Equity Management, Inc.
9730 E Watson Rd Ste 100
St. Louis, MO 63126

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Pinnacle Equity Management, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pinnacle Equity Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. Pinnacle Equity Management, Inc.'s management is responsible for Pinnacle Equity Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies and Associates P.C.
Certified Public Accountant